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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    BARRA, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                                 Common Stock
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                  068 313-10-5
                   ------------------------------------------
                                 (CUSIP Number)

          C. Evan Stewart, Executive Vice President and General Counsel
                  The Nikko Securities Co. International, Inc.
  One World Financial Center, Tower A, 200 Liberty Street, New York, New York
                                   10281-1092
                  (212) 416-5441 (phone) (212) 416-5687 (fax)
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 1996
                         -------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
  CUSIP NO. 068 313-10-5                                   PAGE 2 OF 12 PAGES


================================================================================
        Name of Reporting Person
   1    S.S. or I.R.S. Identification No. of Above Person

                             THE NIKKO SECURITIES CO., LTD.
- --------------------------------------------------------------------------------
   2    Check the Appropriate Box if a Member of a Group*                (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
   3    SEC Use Only
- --------------------------------------------------------------------------------
   4    Source of Funds*                   00
- --------------------------------------------------------------------------------
   5    Check Box if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)                           [ ]
- --------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
                                      TOKYO, JAPAN
================================================================================
    Number of       7  Sole Voting Power
                                                 - 0 -
- --------------------------------------------------------------------------------
      Shares        8  Shared Voting Power
                                            400,000 shares
- --------------------------------------------------------------------------------
   Beneficially     9  Sole Dispositive Power
   Owned by Each                                 - 0 -
- --------------------------------------------------------------------------------
 Reporting Person  10  Shared Dispositive Power
       With                                 400,000 shares

================================================================================

   11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                     400,000 shares

- --------------------------------------------------------------------------------
   12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [ ]
- --------------------------------------------------------------------------------
   13    Percent of Class Represented by Amount in Row (11)

                                          4.8%
- --------------------------------------------------------------------------------
   14    Type of Reporting Person*       BD, CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
  CUSIP NO. 068 313-10-5                                   PAGE 3 OF 12 PAGES


================================================================================

        Name of Reporting Person
   1    S.S. or I.R.S. Identification No. of Above Person

                              THE NIKKO BUILDING CO., LTD.
- --------------------------------------------------------------------------------
   2    Check the Appropriate Box if a Member of a Group*                (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
   3    SEC Use Only
- --------------------------------------------------------------------------------
   4    Source of Funds*                   00
- --------------------------------------------------------------------------------
   5    Check Box if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)                           [ ]
- --------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
                                      TOKYO, JAPAN
================================================================================

     Number of       7  Sole Voting Power
                                                 - 0 -
- --------------------------------------------------------------------------------
      Shares         8  Shared Voting Power
                                             400,000 shares
- --------------------------------------------------------------------------------
    Beneficially     9  Sole Dispositive Power
   Owned by Each                                 - 0 -
- --------------------------------------------------------------------------------
  Reporting Person  10  Shared Dispositive Power
        With                                 400,000 shares

================================================================================

   11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                     400,000 shares
- --------------------------------------------------------------------------------
   12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [ ]
- --------------------------------------------------------------------------------
   13    Percent of Class Represented by Amount in Row (11)

                                          4.8%
- --------------------------------------------------------------------------------
   14    Type of Reporting Person*         CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
  CUSIP NO. 068 313-10-5                                   PAGE 4 OF 12 PAGES



ITEM 1.   SECURITY AND ISSUER

     This Amendment No. 1 relates to the common stock of BARRA, Inc. ("BARRA"), the principal office of which is located at 1995 University Avenue, Berkeley, California 94704-1058. This Amendment No. 1 supplements the
     Schedule 13D filed with the Securities and Exchange Commission on December 29, 1995.


ITEM 2.   IDENTITY AND BACKGROUND

     (a) This Amendment No. 1 is being filed by The Nikko Securities Co., Ltd. ("Nikko Securities") and The Nikko Building Co., Ltd. ("Nikko Building"), both of which are Japanese corporations with their place of organization in Tokyo, Japan. In addition, Nikko Enterprises, Ltd. ("Nikko Enterprises"), also a Japanese corporation with its place of organization in Tokyo, Japan, owns 95% of the voting stock of Nikko Building. Nikko Enterprises is principally owned by two other entities within the Nikko group -- Nikko System Center ("NSC") and Nikko Research Center ("NRC") (which together own 95% of Nikko Enterprises). Nikko Building owns 50% of NSC, and Nikko Building and NSC together own 78% of NRC. Thus, although Nikko Enterprises owns 95% of Nikko Building, Nikko Building (through NSC and NRC) indirectly controls Nikko Enterprises.

          Lists of the Boards of Directors and executive officers of Nikko Securities, Nikko Building and Nikko Enterprises are attached hereto as Schedule A, Schedule B and Schedule C, respectively.

     (b) The address of Nikko Securities' principal business and principal office is 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo 100, Japan. The address of Nikko Building's principal office is 9-2, Nihombashi Koami-cho, Chuo-ku, Tokyo 103, Japan, and its registered address is 6-5, Nihombashi Kabuto-cho, Chuo-ku, Tokyo 103, Japan. The address of Nikko Enterprises' principal business and principal office is 9-2, Nihombashi Koami-cho, Chuo-ku, Tokyo 103, Japan.

          The business address of the individuals listed in Schedule A hereto is 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo 100, Japan. The business address of the individuals listed in Schedule B hereto, with the exception of Kichiro Takao (who is the President of Nikko Securities), is 9-2, Nihombashi Koami-cho, Chuo-ku, Tokyo 103, Japan. The business address of the individuals listed in Schedule C hereto is 9-2, Nihombashi Koami-cho, Chuo-ku, Tokyo 103, Japan.

     (c) Nikko Securities is a foreign, non-registered broker-dealer. Nikko Building's principal business is the management and leasing of commercial properties for the Nikko Group. Nikko Enterprises' principal business is travel and insurance services. All of the individuals listed in Schedule A hereto are employed by Nikko Securities. All of the individuals listed in Schedule B hereto, with the exception of Kichiro Takao (who is the President of Nikko Securities), are employed by Nikko Building. All of the individuals listed in Schedule C hereto are employed by Nikko Enterprises.

                                  SCHEDULE 13D
  CUSIP NO. 068 313-10-5                                   PAGE 5 OF 12 PAGES




     (d) Neither Nikko Securities, Nikko Building nor Nikko Enterprises, nor, to the best knowledge of these companies, the individuals listed in Schedules A, B and C hereto, have been convicted in any criminal proceeding during the past five years.

     (e) Neither Nikko Securities, Nikko Building nor Nikko Enterprises, nor, to the best knowledge of these companies, the individuals listed in Schedules A, B and C hereto, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or been subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or been found to have violated such laws, during the past five years.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to an Options Agreement dated October 9, 1992 between Nikko Securities, Nikko Building and BARRA (described at Item 6), on November 1, 1995: (1) Nikko Securities acquired 32,400 shares of BARRA common stock from BARRA in exchange for 18 shares of N.B. Investment Technology Co., Ltd. that were owned by Nikko Securities; and (2) Nikko Building acquired 219,600 shares of BARRA common stock from BARRA in exchange for 122 shares of N.B. Investment Technology Co., Ltd., that were owned by Nikko Building.

          By virtue of its 95% ownership of Nikko Building, Nikko Enterprises indirectly acquired beneficial ownership of the shares of BARRA common stock in the above mentioned transaction between Nikko Building and BARRA. None of the individuals listed in Schedules A, B and C hereto have acquired shares of BARRA common stock.


ITEM 4.   PURPOSE OF TRANSACTION

          Shares of BARRA common stock were acquired and are held by Nikko Securities and Nikko Building solely for investment purposes.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Nikko Securities and Nikko Building each beneficially own 400,000 shares of BARRA common stock, which represents approximately 4.8% of the common stock of BARRA outstanding as of July 24, 1996. Neither Nikko Securities nor Nikko Building beneficially owns any rights to acquire additional shares of the common stock of BARRA. Of these 400,000 shares, Nikko Securities directly owns 40,000 shares, and Nikko Building directly owns 360,000 shares.

          Nikko Enterprises, indirectly through its 95% ownership of Nikko Building, beneficially owns 360,000 shares of BARRA common stock, although it does not directly own any shares of BARRA common stock or any rights to acquire shares of BARRA common stock. None of the

                                  SCHEDULE 13D
  CUSIP NO. 068 313-10-5                                   PAGE 6 OF 12 PAGES



          individuals listed in Schedules A, B and C hereto own, beneficially or otherwise, any shares of BARRA common stock or any rights to acquire shares of BARRA common stock.

     (b) Nikko Securities has shared power to vote and shared power to dispose of 400,000 shares of BARRA common stock, and Nikko Building has shared power to vote and shared power to dispose of 400,000 shares of BARRA common stock. Nikko Enterprises, indirectly through its 95% ownership of Nikko Building, has shared power to vote and shared power to dispose of 360,000 shares of BARRA common stock.

     (c) No transactions in BARRA common stock were effected by Nikko Securities, Nikko Building or Nikko Enterprises, nor by any of the individuals listed in Schedules A, B and C hereto, during the past 60 days.

     (d) Nikko Securities has the right to receive dividends and the proceeds from the sale of 40,000 shares of BARRA common stock. Nikko Building has the right to receive dividends and the proceeds from the sale of 360,000 shares of BARRA common stock.

     (e) As of July 24, 1996 (and continuing through the date of this Amendment No. 1), Nikko Securities and Nikko Building, collectively, ceased to be the beneficial owners of more than 5% of BARRA common stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          An Options Agreement dated October 9, 1992 between Nikko Securities, Nikko Building and BARRA conferred upon BARRA the right to acquire shares of N.B. Investment Technology Co., Ltd. owned by Nikko Securities and Nikko Building, and conferred upon Nikko Securities and Nikko Building the right to acquire shares of BARRA common stock directly from BARRA in the event that BARRA exercised its option as to the shares of N.B. Investment Technology Co., Ltd.

          Pursuant to an understanding between the two parties, which has not been memorialized, Nikko Securities and Nikko Building intend to coordinate with each other the voting and disposition of their shares of BARRA common stock. This understanding, however, does not impose any obligations, legal, contractual or otherwise, on either party.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          (a) Schedule A: Board of Directors and Executive Officers of Nikko Securities.

          (b) Schedule B: Board of Directors and Executive Officers of Nikko Building.

          (c) Schedule C: Board of Directors and Executive Officers of Nikko Enterprises.

                                  SCHEDULE 13D
  CUSIP NO. 068 313-10-5                                   PAGE 7 OF 12 PAGES



SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


The Nikko Securities Co., Ltd.
- ------------------------------


     July 30, 1996                           /s/ Tadakatsu Hironaka
- -------------------------               -------------------------------------
          Date                                         Signature


                                          Tadakatsu Hironaka/Managing Director
                                        ----------------------------------------
                                                       Name/Title



The Nikko Building Co., Ltd.
- ----------------------------


  July 30, 1996                                  /s/ Hiroyasu Iiyama
- -------------------------------         ----------------------------------------
     Date                                              Signature


                                                  Hiroyasu Iiyama/President
                                        ----------------------------------------
                                                       Name/Title

                                  SCHEDULE 13D
  CUSIP NO. 068 313-10-5                                   PAGE 8 OF 12 PAGES



                                  EXHIBIT INDEX

Exhibit No.          Title:                           Sequentially Numbered
- -----------          ------
                                                          Page on Which
                                                          Exhibit Begins
                                                          --------------

Schedule A           Board of Directors and Executive         p.  9
                     Officers of Nikko Securities

Schedule B           Board of Directors and Executive         p. 11
                     Officers of Nikko Building

Schedule C           Board of Directors and Executive         p. 12
                     Officers of Nikko Enterprises

                                  SCHEDULE 13D
  CUSIP NO. 068 313-10-5                                   PAGE 9 OF 12 PAGES



                                   Schedule A
                                   ----------


     Following are the directors and executive officers of Nikko Securities, all of which individuals are Japanese citizens and employed by Nikko Securities:


Chairman of the Board
- ---------------------

Takuya Iwasaki

President
- ---------

Kichiro Takao

Executive Deputy Presidents
- ---------------------------

Masao Yuki
Takashi Kidokoro
Kiichi Suzuki
Susumu Hara
Yumio Hiraishi

Senior Managing Directors
- -------------------------

Masashi Kaneko
Katsuyuki Ishiomaru
Hajime Imada
Minoru Ishida

Managing Directors
- ------------------

Osamu Yamada
Kei Takeda
Etsuo Sakai
Hisashi Isono
Yoshihiro Fujiwara
Tadakatsu Hironaka
Takehiko Yasuda
Koichi Saka
Kiyoshi Nagano
Takashi Yamamoto
Naoki Yokoyama

                                  SCHEDULE 13D
  CUSIP NO. 068 313-10-5                                   PAGE 10 OF 12 PAGES





                               Schedule A (cont'd)
                               ----------


Directors
- ---------

Yoshiro Hamamoto
Masao Ebina
Masamichi Yamada
Takao Kouyama
Shigeki Tsujikawa
Takehiko Ikenaga
Kazuki Sai
Tasuo Ito
Hiroyuki Hamahira
Hideo Karino
Kazuyoshi Kimura
Kiyoshi Asakawa
Tadao Osada
Jiro Namba
Kunihiko Tanaka
Shuichi Numaguchi
Takeo Nakazomo
Hiroaki Sugioka

                                  SCHEDULE 13D
  CUSIP NO. 068 313-10-5                                   PAGE 11 OF 12 PAGES



                                   Schedule B
                                   ----------


     Following are the directors and executive officers of Nikko Building, all of which individuals are Japanese citizens and, with the exception of Kichiro Takao (who is the President of Nikko Securities), are employed by Nikko
Building:

Hiroyasu Iiyama, President
Kenichi Katayama, Senior Managing Director
Nobuhiko Ito, Managing Director
Takashi Kawasaki, Managing Director
Tsutomu Kurabayashi, Director
Kichiro Takao, Director (part-time)

                                  SCHEDULE 13D
  CUSIP NO. 068 313-10-5                                   PAGE 12 OF 12 PAGES



                                   Schedule C
                                   ----------


     Following are the directors and executive officers of Nikko Enterprises, all of which individuals are Japanese citizens and employed by Nikko
Enterprises:

Hideo Suzuku, President
Kazuo Akatsu, Managing Director
Kazuhiro Shitasue, Managing Director
Hideki Kinoshita, Director
Tatsuo Kanno, Director
Takao Ohashi, Director
Eiji Hamamoto, Director